Exhibit 99.6

Hello Everyone,

My name is Marina Zilliacus and I’m from the Research team here at Masterworks.

We are pleased to present xUxnxtxixtxlxexdx by Christopher Wool, one of the most influential American painters.

Wool uses language as a formal painting technique, treating letters like abstract shapes and lines of text like a grid. His text-based paintings are reminiscent of many commercial signs.

His market has continued to grow, with a 23.9% Annual Record Price Growth Rate based on data from May 1999 to December 2022, and Top Auction Records reaching $29.9 million achieved in May 2015.

The Artwork is representative of Christopher Wool’s large-scale text-based paintings on aluminum, which spell out popular slogans, lines from films and tv shows, and other common language.

So why do we like this painting? Three reasons:

One: Tapping into its deep sourcing expertise, Masterworks was able to acquire the painting at a very attractive price, offering it to investors at a 26% discount to our internally appraised Fair Market Value of $6 million.

Two: Between July 2, 1992 and November 9, 2021, similar sales appreciated at an annualized rate of 27.1%.

Three: As of June 14, 2023, nine out of the artist’s top ten auction records are text-based paintings similar to The Artwork, including the artist’s top three records.

Thank you for joining us, and we look forward to introducing you to this magnificent work by Christopher Wool.